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                                                                    EXHIBIT 99.1

CONTACT:
Edward M. Fitzgerald
Senior Vice President and Chief
  Financial Officer
AltaRex Corp.
(781) 672-0138
INFO@ALTAREX.COM
WWW.ALTAREX.COM

            ALTAREX ANNOUNCES COMMENCEMENT OF LEGAL ACTION BY BIOMIRA


WALTHAM, MA, USA, March 2, 1999 - ALTAREX CORP. (AXO:TSE) announced today that Biomira Inc. had filed a lawsuit against AltaRex concerning the ownership of one of the Company's patents. The Company had previously announced that Biomira had indicated its intentions to commence this legal action.

In the lawsuit, Biomira claims ownership of a patent application entitled "Method and Composition for Reconforming Multi-Epitopic Antigens to Initiate an Immune Response." Biomira is seeking, among other things, a court order that it is the sole owner of the invention and related patents and patent applications, an injunction against use by AltaRex of the invention and damages in the amount of CDN$200,000,000.

"We are disappointed that Biomira has chosen to pursue this litigation," commented Richard Bagley, President and CEO of AltaRex. "We had been engaged in discussions with Biomira in an attempt to resolve this matter, and had provided information to Biomira's lawyers which we believe makes it clear that this invention was made at AltaRex. We intend to contest this lawsuit vigorously, as announced previously, and are considering various options in responding to Biomira's lawsuit in such a way as to bring about a timely resolution of this matter."

As the Company previously announced, when Biomira advised AltaRex that it intended to commence this legal action, the Company delayed the acceptance of subscriptions for Common Shares pursuant to the proper exercise of Rights under the Company's current CDN$2 million Rights Offering until 5:00 p.m. (Toronto time) on Wednesday, March 3, 1999. In light of current circumstances, the Company has decided not to accept subscriptions under its Rights Offering and will refund all subscription proceeds received from investors, without any interest or deduction.

Following the Company's first announcement of the Biomira complaint on February 24, 1999, prospective investors under the Company's proposed CDN$15 million private placement indicated that they were unwilling to complete that transaction until more details about the Biomira litigation are available. As a consequence, the Company is currently discussing other financing alternatives, which may include a public offering or a private placement, with its financial advisors.


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AltaRex Corp. is an emerging biotechnology company focused on research, development and commercialization of unique antibody-based immunotherapeutics for the treatment of late-stage cancers. The Company's products are based on its unique proprietary platform technology, Anti-idiotype Induction Therapy ("AIT(R)"). The Company believes that its AIT(R) technology enhances the ability of the human immune system to produce its own anti-tumor response. AIT(R) products are developed to target specific antigens that are associated with various cancers.

The Company has four AIT(R)-based products in various stages of research and development. These include OvaRex MAb for tumors expressing the CA 125 antigen, BrevaRex MAb for tumors expressing the MUC1 antigen, GivaRex MAb for tumors expressing the CA 19.9 antigen and ProstaRex MAb for tumors expressing the PSA antigen. The Company's most advanced product, OvaRex MAb for ovarian cancer, is in two potentially pivotal Phase IIb clinical trials, while BrevaRex MAb has recently entered a Phase I study.

Additional information about AltaRex can be found on its web site at WWW.ALTAREX.COM.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "intends", "expects" and similar expressions are intended to identify forward-looking statements. Such factors include, but are not limited to changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of preclinical trial results, the establishment of new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. There can be no assurance as to the outcome of the litigation referenced above or that the Company will commence or complete any financing referenced above.

     THE TORONTO STOCK EXCHANGE HAS NEITHER APPROVED NOR DISAPPROVED OF THE
                         INFORMATION CONTAINED HEREIN.